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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 001-08430

             (Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
                          [ ] Form 10-Q [ ] Form N-SAR

For Period Ended:                      December 31, 2004
                 ---------------------------------------------------------------

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:
                                ------------------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant:                MCDERMOTT INTERNATIONAL INC.
                        --------------------------------------------------------

Former Name if Applicable
                         -------------------------------------------------------

Address of Principal Executive Office (Street and number)  1450 Poydras Street
                                                         -----------------------

City, State and Zip Code          New Orleans, Louisiana  70112-6050
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                                     PART II
                            RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) [X] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 29, 2004, McDermott received an initial comment letter from the staff of the Division of Corporate Finance of the SEC containing questions and comments regarding the Company's 2003 annual report on Form 10-K. The Company responded to the SEC staff's questions in the initial correspondence and a January 26, 2005 follow-up letter. On March 11, 2005, McDermott received a second follow-up letter from the SEC seeking additional information regarding the Company's accounting for certain loss-generating EPIC projects (the three Spars, Belanak and Carina Aries projects) in the Marine Construction Services segment. Each of these projects was complete at December 31, 2004 and has been delivered to its respective customer. The SEC staff has questioned whether McDermott's accounting for these projects using the percentage-of-completion method was appropriate, or if the completed-contract method of accounting should have been used. Under completed-contract accounting, revenues and profit are not recognized on a project until completion; however, under both methods, project losses are recorded in periods when the losses become evident. McDermott will continue working with the SEC staff to resolve the remaining open items. The Company is utilizing a 15-day filing extension for its December 31, 2004 annual report on Form 10-K in an effort to ensure McDermott's Form 10-K filing reflects the appropriate accounting.

                               INTERNAL CONTROLS

During March 2005, McDermott's management completed its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 as required by Section 404 of the Sarbanes-Oxley Act of 2002, and determined the Company did not maintain effective controls over certain account reconciliations and access to application programs and data, which deficiencies management has determined represent material weaknesses. Specifically, account reconciliations in the Marine Construction Services segment in the Eastern Hemisphere were not being properly completed. Further, as of December 31, 2004, the Company identified control deficiencies at its business units with respect to access to financial application programs and data. As a result of these material weaknesses, the Company has concluded that its internal control over financial reporting is not effective as of December 31, 2004. Further, the Company's independent registered public accounting firm is expected to issue an adverse report related to the effectiveness of the Company's internal control over financial reporting (which is different from the independent auditor's report on the Company's financial statements). Additionally, if as a result of the ongoing discussions with the SEC staff, the Company determines to change its accounting for the loss-generating EPIC projects mentioned above to the completed-contract accounting methodology, management will evaluate the impact that such a change may have on its report of the effectiveness of the Company's internal control over financial reporting.

Neither the account reconciliation nor the access control deficiency referred to above resulted in a material adjustment to the 2004 interim or annual consolidated financial statements. McDermott is actively addressing these issues and will notify investors of material progress made in resolving these material weaknesses in future regulatory filings with the SEC. While the Company's internal control over financial reporting was not effective as of December 31, 2004 as a result of the material weaknesses noted above, McDermott's management believes that McDermott's financial information as disclosed in our press release dated March 15, 2005 present fairly in all material respects, the financial position and the results of operations of the Company.

                                     PART IV
                                OTHER INFORMATION


     (1) Name and telephone of person to contact in regard to this notification.


Francis S. Kalman
Chef Financial Officer                    281                      870-5009
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     (Name)                           (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [X]  Yes      [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                               [ ]  Yes      [X]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          MCDERMOTT INTERNATIONAL, INC.
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                  (Name of Registrant as Specified in Charter)


         Has caused this notification to be signed on it behalf by the undersigned thereunto duly authorized.


Date:  March 15, 2005                            By:/s/ Francis S. Kalman
                                                 ------------------------
                                                 Name:  Francis S. Kalman
                                                 Title:  Chief Financial Officer